

Mail Stop 6010

October 3, 2007

VIA U.S. MAIL and FACSIMILE

Gregory H. Browne
Cyberonics, Inc.
Chief Financial Officer
100 Cyberonics Boulevard
Houston, Texas 77058

      RE: **Cyberonics, Inc.**
             Form 10-K for the fiscal year ended April 27, 2007
             Filed July 6, 2007
             Form 10-K for the fiscal year ended April 28, 2006
             File No. 000-19806

Dear Mr. Browne:

      We have reviewed your response dated September 13, 2007 and related filings and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the fiscal year ended April 28, 2006

Consolidated Financial Statements

Note 1. Restatements, page F-7

1.   We reference your response to prior comment one in our letter dated August 31, 2007. In your next Form 10-Q and Form 10-K, please disclose the following in accordance with the sample letter sent in response to inquiries related to filing restated financial statements for errors in accounting for stock option grants, available at http://sec.gov/divisions/corpfin/guidance/oilgasltr012007.htm

- Financial statement footnote disclosure of the nature and amount of each material type of error separately that is included in the cumulative adjustment to opening retained earnings.

- Financial statement footnote disclosure for each annual period preceding the most recent three years, the information required by paragraph 45.c.2 of FASB Statement No. 123, the restated stock compensation cost that should have been reported for each fiscal year.

        As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter with your response that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

        You may contact Kristin Lochhead at (202) 551-3664 or me at (202) 551-3676 if you have questions. In this regard, please do not hesitate to contact Martin James, Senior Assistant Chief Accountant, at (202) 551-3671 with any other questions.

                                        Sincerely,

                                        Brian Cascio
                                        Accounting Branch Chief